UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Landmark Infrastructure Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

51508J108

(CUSIP Number)

George P. Doyle

2141 Rosecrans Avenue

Suite 2100

El Segundo, CA 90245

Telephone: (310) 598-3173

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Landmark Dividend LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,138,646 Common Units(a)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,138,646 Common Units(a)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,138,646 Common Units(a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.66%(b)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(a)	Includes 3,135,109 common units representing limited partner interests (“Common Units”) in Landmark Infrastructure Partners LP (the “Issuer”) that were issued on February 15, 2018 upon the one-for-one conversion (the “Conversion”) of all of the Issuer’s issued and outstanding subordinated units representing limited partner interests (“Subordinated Units”) upon the termination of the subordinated period as set forth in the Third Amended and Restated Agreement of Limited Partnership, as amended to date. Consists of 3,138,646 Common Units held directly by Landmark.
(b)	Percentage reported is based upon 21,656,705 Common Units and 3,135,109 Subordinated Units outstanding for an aggregate of 24,791,814 units outstanding on February 9, 2018, as set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017.

1	NAMES OF REPORTING PERSONS Landmark Dividend Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,193,743 Common Units(a)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,193,743 Common Units(a)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,193,743 Common Units(a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.88%(b)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(a)	Includes of 3,135,109 Common Units that were issued on February 15, 2018 upon the Conversion. Consists of 3,138,646 Common Units held directly by Landmark and 55,097 Common Units held directly by Landmark Z-Unit Holdings LLC (“Landmark Z-Unit”). Landmark is indirectly owned and managed by Landmark Dividend Holdings LLC (“Landmark Holdings”). Landmark Z-Unit is directly owned and managed by Landmark Holdings. AIM Landmark Holdings LLC (“AIM Landmark”), directly and through a wholly-owned subsidiary, holds a majority of the ownership interests in Landmark Holdings and is entitled to elect the majority of the members of the board of managers of Landmark Holdings. AIM Landmark is controlled by AIM Universal Holdings, LLC (“AIM”). Accordingly, AIM ultimately controls all of the Common Units reported herein. Landmark Holdings, AIM Landmark and AIM may be deemed to indirectly beneficially own the Common Units directly held by Landmark and the Common Units directly held by Landmark Z-Unit.
(b)	Percentage reported is based upon 21,656,705 Common Units and 3,135,109 Subordinated Units outstanding for an aggregate of 24,791,814 units outstanding on February 9, 2018, as set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017.

1	NAMES OF REPORTING PERSONS AIM Landmark Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,193,743 Common Units(a)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,193,743 Common Units(a)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,193,743 Common Units(a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.88%(b)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(a)	Includes of 3,135,109 Common Units that were issued on February 15, 2018 upon the Conversion. Consists of 3,138,646 Common Units held directly by Landmark and 55,097 Common Units held directly by Landmark Z-Unit. AIM Landmark, directly and through a wholly-owned subsidiary, holds a majority of the ownership interests in Landmark Holdings and is entitled to elect the majority of the members of the board of managers of Landmark Holdings. AIM Landmark is controlled by AIM. Accordingly, AIM ultimately controls all of the Common Units reported herein. Landmark Holdings, AIM Landmark and AIM may be deemed to indirectly beneficially own the Common Units directly held by Landmark and the Common Units directly held by Landmark Z-Unit.
(b)	Percentage reported is based upon 21,656,705 Common Units and 3,135,109 Subordinated Units outstanding for an aggregate of 24,791,814 units outstanding on February 9, 2018, as set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017.

1	NAMES OF REPORTING PERSONS AIM Universal Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,193,743 Common Units(a)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,193,743 Common Units(a)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,193,743 Common Units(a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.88%(b)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(a)	Includes of 3,135,109 Common Units that were issued on February 15, 2018 upon the Conversion. Consists of 3,138,646 Common Units held directly by Landmark and 55,097 Common Units held directly by Landmark Z-Unit. AIM Landmark, directly and through a wholly-owned subsidiary, holds a majority of the ownership interests in Landmark Holdings and is entitled to elect the majority of the members of the board of managers of Landmark Holdings. AIM Landmark is controlled by AIM. Accordingly, AIM ultimately controls all of the Common Units reported herein. Landmark Holdings, AIM Landmark and AIM may be deemed to indirectly beneficially own the Common Units directly held by Landmark and the Common Units directly held by Landmark Z-Unit.
(b)	Percentage reported is based upon 21,656,705 Common Units and 3,135,109 Subordinated Units outstanding for an aggregate of 24,791,814 units outstanding on February 9, 2018, as set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017.

Explanatory Note:

This Amendment No. 2 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of (i) Landmark Dividend LLC, a Delaware limited liability company (“Landmark”), (ii) Landmark Dividend Holdings LLC, a Delaware limited liability company (“Landmark Holdings”), (iii) AIM Landmark Holdings LLC, a Delaware limited liability company (“AIM Landmark”), and (iv) AIM Universal Holdings, LLC, a Delaware limited liability company (“AIM” and, together with Landmark, Landmark Holdings and AIM Landmark, the “Reporting Persons”) with the Securities and Exchange Commission on November 25, 2015, as amended on November 18, 2016.

This Amendment No. 2 is being filed to report the acquisition and disposition of Common Units in connection with a series of in kind distributions of Common Units effected by AIM Landmark and the automatic conversion of Subordinated Units to Common Units, all as reported in Item 3. As a result of these transactions, in the aggregate the Reporting Persons’ beneficial ownership of Common Units changed in an amount greater than one percent of the Issuer’s outstanding Common Units. The disclosure regarding the transactions reported in Item 3 below is incorporated herein by reference.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraphs at the end hereof:

On February 15, 2017, Landmark Dividend distributed 212,582 Common Units to Landmark Holdings, which then immediately made a pro rata distribution of such Common Units to its members, including 111,842 Common Units distributed to AIM Landmark and 58,602 Common Units to AIM Landmark Holdings II LLC (“AIM Landmark II”), a wholly-owned subsidiary of AIM Landmark. Each of AIM Landmark and AIM Landmark II then effected a pro rata in kind distribution of such Common Units to its respective members.

In connection with the Transaction, the Partnership entered into a contractual obligation to acquire two tenant sites and related real property interests. Upon completion of the full acquisition, the Partnership issued 221,729 Common Units to Fund G on April 28, 2017. As a result of the distribution of assets in Fund G, on April 28, 2017, Landmark received 221,729 Common Units as a result of its partnership interest in Fund G and its pecuniary interest in the securities received by Fund G in the Transaction. The foregoing description of the Membership Interest Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Membership Interest Contribution Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 2, 2016, which exhibit is incorporated in its entirety herein.

On November 20, 2017, Landmark Dividend distributed 132,699 Common Units to Landmark Holdings, which then immediately made a pro rata distribution of such Common Units to its members, including 69,794 Common Units distributed to AIM Landmark and 37,752 to AIM Landmark II. Each of AIM Landmark and AIM Landmark II then effected a pro rata in kind distribution of such Common Units to its respective members.

On February 15, 2018, all 3,135,109 of the Issuer’s issued and outstanding Subordinated Units were converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Third Amended and Restated Agreement of Limited Partnership of the Issuer, as amended to date (the “Partnership Agreement”).

On February 20, 2018, Landmark Dividend distributed 126,720 Common Units to Landmark Holdings, which then immediately made a pro rata distribution of such Common Units to its members, including 66,648 Common Units distributed to AIM Landmark and 36,051 to AIM Landmark II. Each of AIM Landmark and AIM Landmark II then effected a pro rata in kind distribution of such Common Units to its respective members.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Landmark is indirectly owned and managed by Landmark Holdings. Landmark Z-Unit is directly owned and managed by Landmark Holdings. AIM Landmark, directly and through a wholly-owned subsidiary, holds a majority of the ownership interests in Landmark Holdings and is entitled to elect the majority of the members of the board of managers of Landmark Holdings. AIM Landmark is controlled by AIM. AIM is managed by Robert B. Hellman, Jr. and Matthew P. Carbone, and voting and investment determinations with respect to the securities held by Landmark and Landmark Z-Unit are ultimately controlled by the following AIM persons: Robert B. Hellman, Jr., Matthew P. Carbone, Ryan Barnes, Paul T. Ho, Nancy Katz and Edmond G. Leung. Accordingly, each of Landmark Holdings, AIM Landmark and AIM may be deemed to indirectly beneficially own the Common Units directly held by Landmark and the Common Units directly held by Landmark Z-Unit.

(a)-(b) The percent of class provided for each reporting person below is based on 21,656,705 Common Units and 3,135,109 Subordinated Units (for an aggregate of 24,791,814 units representing limited partner interests in the Issuer) outstanding as of February 9, 2018, based on the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017.

1.	Landmark Dividend LLC

A.	Amount beneficially owned: 3,138,646 Common Units

B.	Percent of class: 12.66%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 3,138,646 Common Units

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 3,138,646 Common Units

iv.	Shared power to dispose or to direct the disposition of: 0

2.	Landmark Dividend Holdings LLC

A.	Amount beneficially owned: 3,193,743 Common Units

B.	Percent of class: 12.88%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 3,193,743 Common Units

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 3,193,743 Common Units

iv.	Shared power to dispose or to direct the disposition of: 0

3.	AIM Landmark Holdings LLC

A.	Amount beneficially owned: 3,193,743 Common Units

B.	Percent of class: 12.88%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 3,193,743 Common Units

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 3,193,743 Common Units

iv.	Shared power to dispose or to direct the disposition of: 0

4.	AIM Universal Holdings, LLC

A.	Amount beneficially owned: 3,193,743 Common Units

B.	Percent of class: 12.88%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 3,193,743 Common Units

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 3,193,743 Common Units

iv.	Shared power to dispose or to direct the disposition of: 0

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Units during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Partnership Agreement

Subject to the terms and conditions of the Partnership Agreement, Issuer GP and its affiliates (including the Reporting Persons) have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. The Partnership Agreement additionally contains various provisions with respect to the Common Units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Third Amended and Restated Agreement of Limited Partnership of the Issuer filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 8, 2016 and to Amendment No. 1 to the Third Amended and Restated Agreement of Limited Partnership of the Issuer filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K on August 3, 2017, which are incorporated by reference in its entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits

99.1	Third Amended and Restated Agreement of Limited Partnership of Landmark Infrastructure Partners LP (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on August 8, 2016).

99.2	Amendment No. 1 to the Third Amended and Restated Agreement of Limited Partnership of Landmark Infrastructure Partners LP (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on August 3, 2017).

99.3	Membership Interest Contribution Agreement, dated as of August 30, 2016, by and among Landmark Dividend Growth Fund G — LLC, Landmark Infrastructure Partners LP and Landmark Dividend LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on September 2, 2016).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2018

Landmark Dividend LLC

By:	Landmark Dividend Holdings LLC,
its managing member

By:	/s/ Arthur P. Brazy, Jr.
Arthur P. Brazy, Jr.
Chief Executive Officer

Landmark Dividend Holdings LLC

By:	/s/ Arthur P. Brazy, Jr.
Arthur P. Brazy, Jr.
Chief Executive Officer

AIM Landmark Holdings LLC

By:	AIM Universal Holdings LLC,
its manager

By:	/s/ Matthew P. Carbone
Matthew P. Carbone
Managing Member

AIM Universal Holdings, LLC

By:	/s/ Matthew P. Carbone
Matthew P. Carbone
Managing Member